[redacted]

14041919

RECEIVED
NOV 2 5 2014
191
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-24323 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **10/01/13** (MM/DD/YY) AND ENDING **09/30/14** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FCC INVESTMENTS, INC. #10373**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**2829 WESTOWN PARKWAY – SUITE 100**
(No. and Street)

**WEST DES MOINES** (City) **IOWA** (State) **50266** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**DAVID A. BOLTE, PRESIDENT** **515-223-3797**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**KPMG LLP**
(Name – *if individual, state last, first, middle name*)

**1000 WALNUT STREET** (Address) **KANSAS CITY** (City) **MISSOURI** (State) **64106** (Zip Code)

**CHECK ONE:**

☒ Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DD 12/1/14

# OATH OR AFFIRMATION

I, **DAVID A. BOLTE**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **FCC INVESTMENTS, INC.**, as of **SEPTEMBER 30**, 20**14**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MINDI J SLAYBAUGH
NOTARIAL SEAL - IOWA
COMMISSION NO. 743198
MY COMMISSION EXPIRES 10/3/2015

David A Bolte
Signature

**PRESIDENT**
Title

Mindi J. Slaybaugh
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FCC INVESTMENTS, INC.
(A Wholly Owned Subsidiary of FCStone Group, Inc.)

Financial Statements and Schedules

September 30, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

**KPMG LLP**
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

## Report of Independent Registered Public Accounting Firm

The Board of Directors
FCC Investments, Inc.:

We have audited the accompanying statement of financial condition of FCC Investments, Inc. (the Company) as of September 30, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules 1, 2, and 3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules 1, 2, and 3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

November 14, 2014

**FCC INVESTMENTS, INC.**

(A Wholly Owned Subsidiary of FCStone Group, Inc.)

Statement of Financial Condition

September 30, 2014

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 61,355 |
| U.S. Treasury bills, at fair value | | 274,924 |
| Deferred income taxes | | 19,119 |
| Prepaid expenses and other assets | | 4,116 |
| | $ | 359,514 |
| **Liabilities and Stockholder's Equity** | | |
| Liabilities: | | |
| Accounts payable – affiliates (note 3) | $ | 20 |
| Stockholder's equity (note 4): | | |
| Common stock, $1.00 par value; 5,000 shares authorized, 1,000 shares issued and outstanding | | 1,000 |
| Additional paid-in capital | | 251,147 |
| Retained earnings | | 107,347 |
| Total stockholder's equity | | 359,494 |
| | $ | 359,514 |

See accompanying notes to financial statements.

**FCC INVESTMENTS, INC.**

(A Wholly Owned Subsidiary of FCStone Group, Inc.)

Statement of Operations

Year ended September 30, 2014

| | | |
|---|---|---|
| Revenues: | | |
| Interest income | $ | 105 |
| Total revenues | | 105 |
| Expenses: | | |
| Professional fees | | 5,470 |
| Regulatory fees and dues | | 13,482 |
| Overhead charge – affiliate (note 3) | | 4,200 |
| Other | | 3,990 |
| Total expenses | | 27,142 |
| Loss before income tax benefit | | (27,037) |
| Income tax benefit (note 2) | | (10,906) |
| Net loss | $ | (16,131) |

See accompanying notes to financial statements.

**FCC INVESTMENTS, INC.**

(A Wholly Owned Subsidiary of FCStone Group, Inc.)

Statement of Changes in Stockholder's Equity

Year ended September 30, 2014

| | Common stock | Additional paid-in capital | Retained earnings | Total |
|---|---|---|---|---|
| Balance at September 30, 2013 | $ 1,000 | 226,147 | 123,478 | $ 350,625 |
| Capital contribution from Parent | — | 25,000 | — | 25,000 |
| Net loss | — | — | (16,131) | (16,131) |
| Balance at September 30, 2014 | $ 1,000 | 251,147 | 107,347 | $ 359,494 |

See accompanying notes to financial statements.

**FCC INVESTMENTS, INC.**

(A Wholly Owned Subsidiary of FCStone Group, Inc.)

Statement of Cash Flows

Year ended September 30, 2014

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net loss | $ | (16,131) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Deferred income taxes | | (10,906) |
| Net decrease in U.S. Treasury bills | | 35 |
| Decrease in income taxes receivable from INTL FCStone Inc. | | 3,993 |
| Decrease in prepaid expenses and other assets | | 1,674 |
| Increase in accounts payable – affiliates | | 20 |
| Net cash used in operating activities | | (21,315) |
| Net cash provided by investing activity | | — |
| Cash flows from financing activity: | | |
| Capital contribution from Parent | | 25,000 |
| Net cash provided by financing activity | | 25,000 |
| Net increase in cash and cash equivalents | | 3,685 |
| Cash and cash equivalents, beginning of the year | | 57,670 |
| Cash and cash equivalents, end of the year | $ | 61,355 |
| Supplemental disclosure of cash flows information: | | |
| Cash received from INTL FCStone Inc. during the year for income taxes | $ | 3,993 |

See accompanying notes to financial statements.

## (1) Summary of Significant Accounting Policies

### (a) *General*

FCC Investments, Inc. (the Company) is wholly owned by FCStone Group, Inc. (the Parent) and is registered as a broker/dealer in securities under the Securities Exchange Act of 1934. The Parent is wholly owned by INTL FCStone Inc.

The Company's primary operations consist of investing customer funds in short-term securities under the terms of a dealer agreement with Federated Securities Corporation (Federated), Pittsburgh, Pennsylvania. Specifically, the Company is investing these funds in shares of the Federated Automated Cash Management Trust, Federated Auto Government Money Trust and Tax-Free Money Market Fund (the Funds), no-load, open-end money market funds. The Company enters into agreements with customers of FCStone, LLC, an affiliate and futures commission merchant (FCStone), authorizing the Company to automatically invest any excess margin funds held by FCStone in customers' commodity accounts in shares of the Funds, and to redeem such shares as necessary to cover any margin calls in customer commodity accounts. Accordingly, the Company is dependent on the ongoing financial and operating support of the Parent and FCStone in conducting its business. Further, the Parent has the ability and intent to continue to provide the Company with financial support.

### (b) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### (c) *Cash Equivalents*

Cash equivalents consist of money market funds, stated at cost plus accrued interest, which approximates fair value and totaled $35,036 at September 30, 2014. The Company does not believe that it is exposed to significant market or credit risk on cash equivalents.

### (d) *U.S. Treasury Bills*

U.S. Treasury bills are recorded at fair value with unrealized gains and losses reflected in the statement of operations. Securities transactions are recorded on a trade date, as if they had settled. Interest is recorded as earned.

Accounting Standards Codification (ASC) 820, *Fair Value Measurement*, (ASC 820) issued by the Financial Accounting Standards Board (FASB) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under ASC 820 as assumptions market participants would use in pricing an asset or liability.

The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level 1 include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the circumstances and the best information available at the time and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

U.S. Treasury bills are valued by obtaining feeds from a number of live data sources including active market makers and inter-dealer brokers, and are classified as Level 1 within the fair value hierarchy.

(e) ***Revenue***

The Company receives service fees from Federated based upon the balance of the assets held in the Funds, which are accrued on a monthly basis as earned. No charges are made, by the Company, to participating customers of FCStone for these services. Beginning in May 2013, the Company was no longer receiving service fees from Federated, due to declining market conditions. Federated implemented temporary fee waivers on certain money market funds, including the Funds, the Company utilizes for its customers. These temporary fee waivers are evaluated monthly by Federated, to determine if they will continue for the upcoming month. The temporary fee waivers continued each month from May 2013 until the end of the fiscal year.

(f) ***Income Taxes***

The results of the Company's operations are included in the U.S. federal income tax return of INTL FCStone Inc. Income taxes are allocated to the Company using the pro-rata method. The amount of income tax benefit allocated to the Company by INTL FCStone Inc. represents federal and state income taxes attributable to the operating results of the Company.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that, in the opinion of management, is more likely than not to be realized.

(g) ***Subsequent Events***

Management has evaluated events and transactions through November 14, 2014, which is the date the financial statements were issued, for potential recognition or disclosure herein and has determined that no additional disclosures or adjustments are required.

## (2) Income Taxes

Income tax benefit for the year ended September 30, 2014 is as follows:

| | Federal | State and local | Total |
|---|---|---|---|
| Current | $ — | — | $ — |
| Deferred | (9,463) | (1,443) | (10,906) |
| Total | $ (9,463) | (1,443) | $ (10,906) |

Income tax benefit differs from the amount computed by applying the U.S. federal income tax rate of 35% to recorded loss before income tax benefit as a result of the following:

| | |
|---|---|
| Computed "expected" income tax benefit: | $ (9,463) |
| State and local income taxes, net of federal income tax effect | (1,443) |
| | (10,906) |

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of September 30, 2014 are as follows:

| | |
|---|---|
| Deferred tax assets: | |
| Net operating losses | $ 20,443 |
| Deferred tax liabilities: | |
| Prepaid expenses | (1,324) |
| Net deferred tax assets | $ 19,119 |

Based on the level of historical taxable income and projections for future taxable income from tax planning strategies of the Parent, management believes it is more likely than not that deferred tax assets will be realized.

U.S. GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the relevant taxing authority. The Company has analyzed the tax positions taken and has concluded that as of September 30, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company has open tax years ranging from September 30, 2010 through September 30, 2014 with various taxing authorities.

## 3) Transactions with Affiliates

The Company obtains office facilities and services, which are recognized through an overhead charge of $4,200 billed by FCStone during fiscal 2014. The Company is also allocated a portion of professional services obtained through service agreements with FCStone. These charges, which are considered a reasonable estimation of the cost of services provided, represent an allocation of the costs incurred by FCStone to provide such services and are accounted for in accordance with agreements among these parties. There can be no assurance that such transactions would have occurred under the same terms and conditions with an unrelated party.

## (4) Net Capital Requirements

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1).

As a broker/dealer for customers, the Company is required to maintain "net capital" of $250,000 as defined in Rule 15c3-1. At September 30, 2014, the Company's net capital was $333,496.

**Schedule 1**

**FCC INVESTMENTS, INC.**

(A Wholly Owned Subsidiary of FCStone Group, Inc.)

Computation of Net Capital under Rule 15c3-1*

September 30, 2014

| | | |
|---|---|---|
| Aggregate indebtedness: | | |
| Accounts payable - affiliates | $ | 20 |
| Total aggregate indebtedness | $ | 20 |
| Net capital: | | |
| Stockholder's equity per statement of financial condition | $ | 359,494 |
| Deduct nonallowable assets | | 23,235 |
| Net capital before haircuts | $ | 336,259 |
| Less haircuts of securities | | 2,763 |
| Net capital | $ | 333,496 |
| Minimum net capital | $ | 250,000 |
| Percentage of aggregate indebtedness to net capital | | 0.01% |

* There are no differences from the Company's computation of net capital as reported on the unaudited Form X-17A-5, Part IIA, as of September 30, 2014. As such, a reconciliation is not required pursuant to Rule 17a-5(d)(4).

See accompanying report of independent registered public accounting firm.

**Schedule 2**

# FCC INVESTMENTS, INC.

(A Wholly Owned Subsidiary of FCStone Group, Inc.)

Determination of Reserve Requirements under Rule 15c3-3

September 30, 2014

The Company has elected exemption under Rule 15c3-3(k)(1) of the Securities and Exchange Commission, which requires that the Company, as a broker/dealer, limit transactions to the purchase, sale and redemption of registered investment companies or of interests or participations in an insurance company separate account. At September 30, 2014, the Company had no required reserve deposit.

See accompanying report of independent registered public accounting firm.

Schedule 3

# FCC INVESTMENTS, INC.

(A Wholly Owned Subsidiary of FCStone Group, Inc.)

Information for Possession or Control Requirements under Rule 15c3-3

September 30, 2014

| | Fair Value | Number of items |
|---|---|---|
| Customers' fully paid and excess-margin securities not in the Company's possession or control as of September 30, 2014, for which instructions to reduce to possession or control had been issued as of September 30, 2014, for which the required action was not taken within the timeframes specified under Rule 15c3-3 | None | None |
| Customers' fully paid securities and excess-margin securities, for which instructions to reduce to possession or control had not been issued as of September 30, 2014, excluding items arising from "temporary lags, which result from normal business operations" as permitted under Rule 15c3-3 | None | None |

See accompanying report of independent registered public accounting firm.

**FCC INVESTMENTS, INC.**
(A Wholly Owned Subsidiary of FCStone Group, Inc.)

Rule 15c3-3 Exemption Report

Year Ended September 30, 2014

The Company has elected exemption under Rule 15c3-3(k)(1) of the Securities and Exchange Commission, which requires that the Company, as a broker/dealer, limit transactions to the purchase, sale and redemption of registered investment companies or of interests or participations in an insurance company separate account.

To the best knowledge and belief of management, the Company has met the identified exemption provisions noted above throughout the year ended September 30, 2014 without exception.

See accompanying report of independent registered public accounting firm.

KPMG

**KPMG LLP**
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

# Report of Independent Registered Public Accounting Firm

The Board of Directors
FCC Investments, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report (the Exemption Report), in which (1) FCC Investments, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (1) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended September 30, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

November 14, 2014